Exhibit 99.1

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED
1209 N. University Blvd, Middletown, OH 45042

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date and Time:	November 24, 2023
Place:	EduGlobal College, Board Room 500 - 628 Sixth Avenue New Westminster BC V3M 6Z1 Canada

To the Shareholders of EpicQuest Education Group International Limited:

Notice is hereby given that the Annual Meeting of the Shareholders of EpicQuest Education Group International Limited (formerly Elite Education Group International Limited) (the “Company”) will be held on November 24, 2023 at 11:00 a.m. Pacific Time at EduGlobal College, Board Room, 500 - 628 Sixth Avenue, New Westminster, BC V3M 6Z1 Canada. The meeting is called for the following purposes:

1.	To elect Jianbo Zhang, Zhenyu Wu, Craig Wilson, G. Michael Pratt and Xiaojun Cui to serve on the Board of Directors of the Company, each to hold office until the next annual meeting of shareholders or until his or her successor shall have been duly elected and qualified.

2.	To ratify the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023.

3.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

The close of business on October 20, 2023, has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and an accompanying proxy card will first be mailed or given to the Company’s shareholders is on or about October 27, 2023.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. This Proxy Statement and our most recent Annual Report on Form 20-F are available online at the following internet address: www.proxyvote.com.

By Order of the Board of Directors,
/s/ Jianbo Zhang
Jianbo Zhang Chairman and Chief Executive Officer
Dated: October 27, 2023

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

TABLE OF CONTENTS

PROXY STATEMENT	1
Voting Securities	1
Voting	2
ELECTION OF DIRECTORS (PROPOSAL 1)	3
Information about the Company’s Director Nominees	3
THE BOARD AND BOARD COMMITTEES	5
Composition of Board	5
Director Independence	5
Board Committees	6
Code Of Ethics	8
Board Leadership Structure and Role in Risk Oversight	9
Board Diversity Matrix	9
DIRECTOR COMPENSATION	10
EXECUTIVE OFFICERS	11
EXECUTIVE COMPENSATION	12
Employment Agreements	12
Elements of Compensation	15
2019 Equity Incentive Plan	15
Retirement Benefits	15
SECURITIES OWNERSHIP	16
RELATED PARTY TRANSACTIONS	17
REPORT OF THE AUDIT COMMITTEE	18
RATIFICATION OF INDEPENDENT AUDITORS (PROPOSAL 2)	19
Principal Accountant Fees and Services	19
OTHER MATTERS	20
General	20
Communications with the Board of Directors	20
Where You Can Find More Information	20

i

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED
1209 N. University Blvd, Middletown, OH 45042

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of EpicQuest Education Group International Limited (formerly Elite Education Group International Limited) (the “Company,” “EpicQuest,” “we,” “us,” or “our”) for the 2023 Annual Meeting of Shareholders (the “Annual Meeting”) to be held at EduGlobal College, Board Room, 500 - 628 Sixth Avenue, New Westminster, BC V3M 6Z1 Canada on November 24, 2023, at 11:00 a.m. Pacific Time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement will first be mailed or given to the Company’s shareholders on or about October 27, 2023. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon. Any proxy card on which no instruction is specified will be voted “FOR” the election of each of the nominees set forth under the caption “Election of Directors” (“Proposal 1”) and “FOR” the approval of the ratification of independent auditors as set forth under the caption “Ratification of Independent Auditors” (the “Auditor Ratification Proposal” or “Proposal 2”). In their discretion, the proxies will also be authorized to vote upon such other business as may properly come before the Annual Meeting. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. You may revoke your proxy by submitting a new proxy with a later date or by notifying our corporate secretary in writing at EpicQuest Education Group International Limited, Attention: Secretary, 1209 N. University Blvd, Middletown, OH 45042. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the Annual Meeting. If you do attend the Annual Meeting and are a record holder, you may vote by ballot at the Annual Meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the Annual Meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

Voting Securities

Only holders of common shares, par value $0.0016 per share of the Company (the “Common Shares”), outstanding as of the close of business on October 20, 2023 (the “Record Date”) are entitled to vote at the Annual Meeting. On the record date, the Company had 12,048,173 Common Shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each share is entitled to one vote upon all matters to be acted upon at the Annual Meeting.

No less than 50% of the votes of the outstanding shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum throughout the Annual Meeting.

Directors shall be elected by the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting and voted in person or by proxy (meaning the number of shares voted “FOR” a nominee must exceed the number of shares voted “AGAINST” such nominee). Abstentions and “broker non-votes” are not considered votes cast for this proposal and will have no effect on the election of nominees. “Broker non-votes” occur when shares are held indirectly through a broker, bank or other intermediary on behalf of a beneficial owner (referred to as held in “street name”), and the broker submits a proxy but does not vote for a matter because the broker has not received voting instructions from the beneficial owner, and (i) the broker does not have discretionary voting authority on the matter or (ii) the broker chooses not to vote on a matter for which it has discretionary voting authority. Under the rules of the New York Stock Exchange that govern how brokers may vote shares for which they have not received voting instructions from the beneficial owner, brokers are permitted to exercise discretionary voting authority only on “routine” matters when voting instructions have not been timely received from a beneficial owner.

The approval of the Auditor Ratification Proposal requires the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting, and are voted in person or by proxy (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions and broker non-votes are not considered votes cast for this proposal and will have no effect on the vote for this proposal. The Auditor Ratification Proposal (Proposal 2) is not considered a “routine” proposal and your broker or other nominee cannot vote in the absence of voting instructions on this proposal.

Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

With respect to the election of directors (Proposal 1), you may vote “FOR” or “AGAINST” each of the nominees for the Board, or you may “ABSTAIN” from voting for one or more nominees. If you “ABSTAIN” from voting with respect to one or more director nominees, your vote will have no effect on the election of such nominees which you have abstained from voting. Broker non-votes will have no effect on the election of the nominees.

With respect to Auditor Ratification Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN” from voting on this proposal. If you “ABSTAIN” from voting with respect to this proposal, your vote will have no effect on this proposal. Broker non-votes will have no effect on the vote for this proposal.

Voting

If you are a shareholder of record, you may vote in person at the Annual Meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, and date your proxy card and return it by mail in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote via the internet or by telephone. Information and applicable deadlines for voting via the internet or by telephone are contained in the enclosed proxy card instructions. If you intend to vote by proxy, your vote must be received by the close of business on November 23, 2022, to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the Annual Meeting, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person. If you hold your shares in “street name” through a bank, broker, or other nominee, you must direct your bank, broker, or other nominee how to vote in accordance with the instructions you have received from your bank, broker, or other nominee. “Street name” shareholders who wish to vote in person at the Annual Meeting will need to obtain a “legal proxy” from the institution that holds their shares.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board has nominated Jianbo Zhang, Zhenyu Wu, Craig Wilson, G. Michael Pratt, and Xiaojun Cui for re-election as directors, with each to hold office until the next annual meeting of shareholders or until his or her successor shall have been duly elected and qualified. It is intended that the proxy appointed by the accompanying proxy card will vote “FOR” the election, as directors, of the five persons named below, unless the proxy card contains contrary instructions. The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

Information about the Company’s Director Nominees

The names of the director nominees, as well as their ages, principal occupations and brief employment history of the past five years, including the names of other publicly held companies of which each serves or has served as a director during the past five years, are set forth below.

Name	Age*	Position
Jianbo Zhang	59	Chairman, Chief Executive Officer
Zhenyu Wu	44	Chief Financial Officer, Director
Craig Wilson(1‡)(2)(3)(4)**	51	Independent Director
G. Michael Pratt(1)(2‡)(3)	73	Independent Director
Xiaojun Cui(1)(2)(3‡)	53	Independent Director

*	As of October 20, 2023.
**	Lead Independent Director
‡	Committee Chair
(1)	Audit Committee
(2)	Compensation Committee
(3)	Nominating Committee
(4)	Audit Committee Financial Expert

Zhang Jianbo is the founding Chairman and Chief Executive Officer of the Company. From October 2012 to December 2017, he served as Chief Executive Officer of Quest Holding International. From December 2017 to present, he has held the offices of the Company’s CEO. Mr. Zhang holds an undergraduate degree in Finance from Renmin University of China (1987), where he also completed a Ph.D. Diploma Course in Finance, School of Finance (2013). He also completed an EMBA course at Singapore Tiandu Education Group (2003) and an MBA course at Coventry University, UK (1999), and holds a Master Diploma Course in Finance, School of Finance, Renmin University (1993). Zhang Jianbo holds a pivotal role in the Company’s founding and long-term vision.

Zhenyu Wu is the Company’s Chief Financial Officer and a Board member. From 2017 to present, Mr. Wu has been an Associate Dean Research and Graduate Research Programs and a Professor of Entrepreneurship and Finance, Asper School of Business, University of Manitoba. He was the Head, Department of Business Administration, at the same School of Business from 2015 to 2017. From 2011 to 2017, he was an Associate Professor at the I.H. School of Business, University of Manitoba, and he holds the position of Canada Research Chair (Tier II) in Entrepreneurship and Innovation starting 2012. Mr. Wu holds a Ph.D. in Finance (2007), an MBA degree in Finance (2012), and a Master’s Arts degree in Economics (2001), all from the University of Calgary, Calgary, Alberta, Canada. He also holds a B.A. degree in Economics from Nankai University, Tianjin, China (1999). Mr. Wu’s knowledge of the Company’s operations as well as his financial and accounting expertise are critical to the Company’s success.

Craig Wilson is an independent director of the Company. He is currently a Professor of Finance at Edwards School of Business, University of Saskatchewan, having worked there since July 1, 2002. From July 1, 2018 to June 30, 2023, he held the position of the Head of Department of Finance & Management Science, Edwards School of Business, University of Saskatchewan. Mr. Wilson holds a PhD in Finance (University of Alberta, 2004) and a Bachelor of Commerce degree in Finance (University of Alberta, 2004) as well as a Bachelor of Science degree in Mathematics (University of Alberta, 1996). Mr. Wilson’s deep academic knowledge and expertise of finance and management sciences represent valuable skills on the Company’s Board.

G. Michael Pratt is an independent director of the Company. From July 2010 to June 2016, Mr. Pratt served as Dean of Regional Campuses and Associate Provost at Miami University of Ohio. Prior to that, from 2013 to 2016, he was Associate Provost, Dean of Regional Campuses, Professor of Anthropology (2010-2013). He holds a Ph.D. in Anthropology, Case Western Reserve University, Cleveland, Ohio (1981), a Master’s degree in Anthropology, Case Western Reserve University (1975) and an undergraduate degree in Anthropology, Miami University, Oxford, Ohio (1973). Mr. Pratt’s academic background and long-standing connections to our key partner, Miami University, represent an important contribution to the Board’s skillset.

Xiaojun Cui is an independent director of the Company and was appointed to the Board on October 19, 2023, to fill a vacancy created by the resignation of a prior director. Ms. Cui served as the Regional Manager for East Asia at Lancaster University since November 1, 2016, where her responsibilities included implementing international recruitment strategy, building international university partnerships and managing the recruitment agent network. She has degree in MSc Marketing from Edinburgh Napier University, where she worked, beginning in 2002 as the international Student Advisor, until leaving Napier in 2016 after serving as the International Partnership Manager for 9 years. Prior to working at Napier, Xiao worked at Dalian University of Foreign Languages as Project Manager, managing Study Abroad Language training Center. Ms. Cui possesses extensive knowledge and expertise in the Higher Education sectors of the UK and China.

The term of each director is until his or her resignation or removal. To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

Vote Required and Board Recommendation

Directors shall be elected by the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting and voted in person or by proxy. The Board unanimously recommends voting “FOR” the election of each of the director nominees.

THE BOARD AND BOARD COMMITTEES

Composition of Board

Our Board presently consists of five directors. Pursuant to our Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the Board. Each director shall hold office for the term, if any fixed by the shareholders in general meeting or the Board appointing him, or until such time as they resign or are removed from office. There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the Board.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934.

While the Company may be deemed a “controlled company” under the NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)), the Company does not currently intend to avail itself of the corporate governance exemptions afforded to a controlled company under the NASDAQ Marketplace Rules.

As a British Virgin Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The paragraph below summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq.

Pursuant to the home country rule exemptions set forth under Nasdaq Listing Rule 5615, we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding common shares. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. As a foreign private issuer, however, we may adopt the practices of our home country, the British Virgin Islands, which do not require shareholder approval for issuance of securities in connection with acquisitions.

Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; save that under the Memorandum and Articles, all directors may attend and speak at any meeting of shareholders. All directors are encouraged to attend the Annual Meeting.

Director Independence

The Board has determined that Craig Wilson, G. Michael Pratt and Xiaojun Cui are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our Board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the Board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the Board reviews and makes recommendations to the Board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). The Nominating Committee of the Board is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

The Board standing committee memberships are as follows:

Audit Committee+:	Craig Wilson(c)*, G. Michael Pratt and Xiaojun Cui
Compensation Committee:	G. Michael Pratt(c), Craig Wilson and Xiaojun Cui
Nominating Committee:	Xiaojun Cui(c), G. Michael Pratt and Craig Wilson

+	M. Kelly Cowan was a member of the Audit Committee prior to her resignation from the Board on March 16, 2023.
*	Audit Committee Financial Expert
(c)	Committee Chair

Audit Committee.    We have a separate-designed standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Audit Committee operates under a written charter, which is available on our website at https://ireei-global.net. The information on our corporate website is not a part of this Proxy Statement.

The Audit Committee’s responsibilities include the following functions:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our Board of our code of business conduct and our disclosure controls and procedures;

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. Our Audit Committee consists of Craig Wilson, G. Michael Pratt and Xiaojun Cui, with Mr. Wilson serving as chair of the Audit Committee. In addition, our Board has determined that Mr. Wilson qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules. M. Kelly Cowan was a member of the Audit Committee prior to her resignation from the Board on March 16, 2023.

Compensation Committee.    The Compensation Committee operates under a written charter, which is available on our website at https://ireei-global.net.

The Compensation Committee’s responsibilities include the following functions:

●	reviewing and approving, or recommending to the Board to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of G. Michael Pratt, Craig Wilson and Xiaojun Cui, with Mr. Pratt serving as chair of the Compensation Committee. Our Board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules. M. Kelly Cowan was a member of the Compensation Committee prior to her resignation from the Board on March 16, 2023.

During the fiscal year ended September 30, 2023, the Compensation Committee engaged Anderson Pay Advisors LLC (“Anderson”) to assist the Compensation Committee in its review of executive and director compensation practices, including the competitiveness of pay levels, executive compensation design and review and analysis of competitive data with respect to the Company’s peers in the industry. Anderson’s final report to the Compensation Committee was delivered on October 18, 2023. The Compensation Committee has the authority to engage and terminate the services of compensation consultants, including Anderson. The decision to engage Anderson was not made, or recommended, by the Company’s management. The Compensation Committee has determined that Anderson is independent and that the services performed by Anderson present any conflicts of interest.

Nominating Committee.    The Nominating Committee operates under a written charter, which is available on our website at https://ireei-global.net.

The Nominating Committee’s responsibilities include the following functions:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our Board and the Board committees;

●	developing and recommending to the Board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of consists of Xiaojun Cui, G. Michael Pratt and Craig Wilson, with Xiaojun Cui serving as chair of the Nominating Committee. Our Board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules. M. Kelly Cowan was the chair of the Nominating Committee prior to her resignation from the Board on March 16, 2023.

Shareholder Nominations

The Nominating Committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend a candidate for election to the Board should send their nomination notice to EpicQuest Education Group International Limited, Attention: Secretary, 1209 N. University Blvd, Middletown, OH 45042. The corporate secretary will promptly forward all such notices that comply with our nomination requirements and procedures to the Nominating Committee.

Such shareholder’s nomination notice to the secretary shall set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, (a) the name, age, business address, and residence address of the person, (b) the principal occupation or employment of the person, and (c) the class and number of shares of the Company which are beneficially owned by the person; (ii) as to shareholders giving the notice (a) the name and record address of the shareholder and (b) the class and number of shares of the Company which are beneficially owned by the shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

In making nominations, the Nominating Committee will submit candidates who have personal and professional integrity, who have demonstrated ability and judgment and who shall be effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the Nominating Committee is required to take into consideration the following attributes: independence, professional reputation, financial acumen, business experience, professional network, industry and Company knowledge, high ethical standards, and diversity. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. The Nominating Committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

Code Of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, https://ireei-global.net.

Board Leadership Structure and Role in Risk Oversight

Jianbo Zhang serves as the Chairman of the Board and our Chief Executive Officer. The Board has designated Craig Wilson as the Company’s Lead Independent Director. As Lead Independent Director, Mr. Wilson serves as the principal liaison between the non-employee directors and both the Chairman and Company management. Given the small number of directors comprising the Board, the independent directors call and plan their executive sessions collaboratively and, between Board meetings, communicate with one another directly.

The Board is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

Board Diversity Matrix

We believe diversity is a key factor to the effectiveness and success of our Board. The Board continuously considers diversity in its widest sense, including diversity of business and financial expertise and understanding of the Company’s business and industry. The matrix below provides certain information regarding the demographics of our Board members.

Board Diversity Matrix (As of October 20, 2022)
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4
Part II: Demographic Background
African American or Black
Alaskan Native or Native American
Asian	1	2
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White		2
Two or More Races or Ethnicities
LGBTQ+	0
Did Not Disclose Demographic Background	0

DIRECTOR COMPENSATION

In October 2021, the Board, upon the recommendation of the Compensation Committee of the Board of Directors, approved a non-employee director compensation plan (the “2021 Director Compensation Plan”), pursuant to which each non-employee director: (i) will be granted annually a number of restricted stock units equal to $30,000 divided by the closing price of the Company’s common shares, under the Company’s 2019 Equity Incentive Plan (the “2019 Plan”), on the date of the Company’s annual meeting of shareholders (the “Annual Grant”); and (ii) will receive the following cash compensation: (A) base compensation of $18,000 per year; (B) the chairperson of the Audit Committee, Compensation Committee and Nominating and Governance Committee shall receive annual compensation of $12,000, $6,000 and $6,000, respectively; and (C) each member (other than chairperson) of such committees shall receive annual compensation of $6,000.

In addition, to the creation of the foregoing plan, in October 2021 the Compensation Committee approved a one-time grant of Company common shares to each of the non-employee directors as follows: (i) Mr. Craig Wilson received a grant of shares equal to $27,000 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal installments on April 1, 2022 and October 1, 2022; and (ii) M. Kelly Cowan and G. Michael Pratt each received a grant of shares equal to $22,500 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal installments on April 1, 2022 and October 1, 2022. M. Kelly Cowan resigned from the Board on March 16, 2023.

The Company held its annual meeting on November 28, 2022. The Compensation Committee did not issue the Annual Grant on such date. On December 30, 2022, the Company issued each non-employee director the Annual Grant, which was a RSU grant for 15,575 common shares (based on the closing price of the Company’s common shares on December 30, 2022 of $2.21) vesting upon the earlier of the first anniversary after the date of the grant or the date of the Company’s next annual meeting of shareholders, subject to the director’s continued service on the Board of Directors on such vesting date.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved an updated director compensation plan for non-employee directors (the “2023 Director Compensation Plan”) that replaced the 2021 Director Compensation Plan. The 2023 Director Compensation Plan provides for the following: (i) annual cash retention: $40,000; (ii) the Committee chair-Audit: additional $15,000; (iii) Committee chair-Compensation: additional $10,000; (iii) Committee chair- Nominating and Governance: additional $10,000; (iv) Committee member-Audit: additional $6,000; (v) Committee member-Compensation: additional $6,000; (vi) Committee member- Nominating and Governance: additional $6,000; (vii) each director received a ten-year option to purchase 45,000 common shares options at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in one year for existing non-employee Board members and in three years for initial Board members; and (viii) for the Lead Independent Director a ten-year option to purchase 15,000 common shares options at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in one year.

For the year ended September 30, 2022, the total compensation the Company’s non-employee directors received was as follows:

Name(1)	Fees earned or paid in cash ($)	Stock Awards($)(2)	Total ($)
Craig Wilson	$42,000	$27,000	$69,000
G. Michael Pratt	$36,000	$22,500	$58,500
M. Kelly Cowan(3)	$36,000	$22,500	$58,500

(1)	Compensation paid to Jianbo Zhang, our Chairman and Chief Executive Officer, and Zhenyu Wu, our Chief Financial Officer, for their service on the Board of Directors is set forth below under the section titled Executive Officer Compensation.
(2)	Based on the Company’s common share price as of November 1, 2021.
(3)	M. Kelly Cowan resigned from the Board on March 16, 2023.

EXECUTIVE OFFICERS

The names of our current executive officers, as well as their ages, respective positions and offices, and their respective principal occupations or brief employment history are set forth below.

Name	Age*	Office
Jianbo Zhang	59	Chairman, Chief Executive Officer
Zhenyu Wu	44	Chief Financial Officer, Director
Yunxia Xu	42	Chief Operating Officer and Chief Marketing Officer
Jing Li	42	Chief Development Officer
Bo Yu	49	Chief Programs Officer

*	As of October 20, 2023.

Jianbo Zhang.    Mr. Zhang’s biographical information is provided below under the heading “Information about the Company’s Director Nominees” in Proposal 1 — Election of Directors.

Zhenyu Wu.    Mr. Wu’s biographical information is provided below under the heading “Information about the Company’s Director Nominees” in Proposal 1 — Election of Directors.

Yunxia Xu is the Company’s Chief Operating Officer and Chief Marketing Officer. Since December 2017, she held the position of General Manager at EpicQuest Education Group Ltd. Prior to that, from September 2016 to December 2017, she held the position of General Manager at QHI responsible for coordination and management of the U.S. offices. From 2009 to August 2016, she was the Deputy General Manager at Beijing Renda Finance Education Technology Co., Ltd. She holds a Bachelor’s degree in English from Shandong Normal University (2003) and attended several MBA diploma courses at Renmin University (2008-2009) and Tsinghua University (2013-2015).

Jing Li is the Company’s Chief Development Officer. From March 2013 to present, she has held the offices of Managing Director at QHI, responsible for marketing and partnership development, and team management. She holds a Bachelor’s degree in Polymer Materials from Institute of Clothing Technology, Beijing, China (2000-2004) and a Master’s degree in Polymers and Surface Coatings Science and Technology from University of Leeds, UK (2005-2007).

Bo Yu is the Company’s Chief Programs Officer. Prior to joining the Company in 2018, he held multiple positions with Global IELTS, Beijing School of Shinyway Education, and Meten English. He obtained the Global Teacher Certificate - TEFL (Teaching English as a Foreign Language) from Trinity College, London, U.K. in 1999, and the Global Advanced English Trainer Certificate - LTCL in Sheffield, U.K. in 2000. He studied in the Master’s Degree in Education Program (TESOL MA) at Sheffield Harlem University, U.K. in 2001.

EXECUTIVE OFFICER COMPENSATION

The total cash compensation paid by us or our significant subsidiaries during the years ended September 30, 2022 and September 30, 2021, to our officers for such persons’ services as officers (including contingent or deferred compensation accrued during the years ended September 30, 2022 and September 30, 2021, but not including any amounts paid to such persons for their services as directors) was $210,000 and $335,000, respectively. No equity-based compensation was paid to out executive officers prior to the year-end September 30, 2021. Equity-based compensation paid to our executive officers during the fiscal years ended September 30, 2021, and September 30, 2022, is described below.

Employment Agreements and Arrangements

Jianbo Zhang

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Jianbo Zhang pursuant to which he agreed to serve as the Company’s Chief Executive Officer. For the year ending September 30, 2022, the agreement provided for an annual base salary of US$1.00 and the issuance of restricted stock units for 100,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Effective for the year ending September 30, 2023, the foregoing compensation was increased to US$1.00 and the issuance of restricted stock units for 200,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter.

Under the terms of the agreement, for the year ending September 30, 2022, Mr. Zhang was eligible to receive an annual bonus of restricted stock units for up to 50,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year. Effective for the year ending September 30, 2023, Mr. Zhang will be eligible to receive an annual bonus of restricted stock units for up to 100,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question.

Mr. Zhang is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. On October 1, 2022, Mr. Zhang was also issued an option to purchase 50,000 common shares under the terms of the Company’s 2019 Plan. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Zhang has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

In November 2021, for services Mr. Zhang was issued restricted stock units for 250,000 common shares vesting in five equal installments in the period between October 1, 2021, and October 1, 2023, as well as an additional option to purchase 150,000 common shares, under the terms of the 2019 Plan.

On December 30, 2022, for services Mr. Zhang was issued an option to purchase 50,000 common shares with an exercise price of $2.21 vesting in four equal installments on the first calendar day of each full fiscal quarter under the terms of the 2019 Plan.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Mr. Zhang: (i) base salary: $1.00; (ii) issuance of restricted stock units for 200,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 500,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 100,000 common shares vesting if the Company’s sales revenue increases by 20% during the year ending September 30, 2024.

Zhenyu Wu

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Zhenyu Wu pursuant to which he agreed to serve as the Company’s Chief Financial Officer. For the year ending September 30, 2022, the agreement provided for an annual base salary of US$1.00 and the issuance of restricted stock units for 80,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Effective for the year ending September 30, 2023, the foregoing compensation was increased to US$1.00 and the issuance of restricted stock units for 160,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter.

Under the terms of the agreement, for the year ending September 30, 2022, Mr. Wu was eligible to receive an annual bonus of restricted stock units for up to 40,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year. Effective for the year ending September 30, 2023, Mr. Wu will be eligible to receive an annual bonus of restricted stock units for up to 80,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question

Mr. Wu is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. On October 1, 2022, Mr. Wu was also issued an option to purchase 40,000 common shares under the terms of the 2019 Plan. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Wu has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

In November 2021, for services Mr. Wu was issued restricted stock units for 150,000 common shares vesting in three equal installments on in the period between October 1, 2021, and October 1, 2022, as well as an additional option to purchase 125,000 common shares, under the terms of the 2019 Plan.

On December 30, 2022, for services Mr. Wu was issued an option to purchase 40,000 common shares with an exercise price of $2.21 vesting in four equal installments on the first calendar day of each full fiscal quarter under the terms of the 2019 Plan.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Mr. Wu: (i) base salary: $1.00; (ii) issuance of restricted stock units for 160,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 360,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 80,000 common shares vesting if the Company’s sales revenue increases by 20% during the year ending September 30, 2024.

Yunxia Xu

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Yunxia Xu pursuant to which she agreed to serve as the Company’s Chief Operating Officer and Chief Marketing Officer. The agreement provides for an annual base salary of US$50,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Xu will be entitled to receive an annual cash bonus in the amount of up to US$20,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year ended September 30, 2022. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Ms. Xu will be eligible to receive an annual bonus of restricted stock units for up to 60,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Xu has agreed not to compete with the Company for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Xu was issued 60,000 common shares, as well as restricted stock units for 80,000 common shares vesting in four equal installments in the period between October 1, 2021, and April 1, 2023, under the terms of the 2019 Plan.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Ms. Xu: (i) base salary: $50,000; (ii) issuance of restricted stock units for 60,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 20,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 20,000 common shares vesting if the Company’s sales revenue increases by 20% during the year ending September 30, 2024.

Jing Li

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Jing Li pursuant to which she agreed to serve as the Company’s Chief Development Officer. The agreement provides for an annual base salary of US$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Li will be entitled to receive an annual cash bonus in the amount of up to US$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year ended September 30, 2022. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Ms. Li will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Li has agreed not to compete with the Company’s for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Li was issued 5,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021, and October 1, 2022, under the terms of the 2019 Plan.

Bo Yu

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Bo Yu pursuant to which he agreed to serve as the Company’s Chief Programs Officer. The agreement provides for an annual base salary of US$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Mr. Yu will be entitled to receive an annual cash bonus in the amount of up to US$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year ended September 30, 2022. He is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Mr. Yu will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Yu has agreed not to compete with the Company’s for 9 months after the termination of her employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Yu was issued 40,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021, and October 1, 2022, under the terms of the 2019 Plan.

Elements of Compensation

Compensation for our senior executives is comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that our compensation committee takes into account: (1) competitive compensation among comparable companies and for similar positions in the market, (2) relevant ways to incentivize and reward senior management for improving shareholder value while building a successful company, (3) individual performance, (4) how best to retain key executives, (5) the overall performance of us and our various key component entities, (6) our ability to pay and (7) other factors deemed to be relevant at the time.

Our senior management have discussed our above-mentioned planned process for executive compensation and the four compensation components. Specific compensation plans for our key executives are negotiated and established by our compensation committee.

2019 Equity Incentive Plan

The 2019 Equity Incentive Plan, the 2019 Plan, was adopted by the Board on August 26, 2019, and was effective as of such adoption, subject to the approval of the 2019 Plan by the shareholders of the Company. The 2019 Plan was subsequently approved by our shareholders on August 26, 2019. On November 28, 2022, the shareholders of the Company approved an amendment to the 2019 Plan in order to (a) increase the number of common shares reserved for issuance under the 2019 Plan from 2,000,000 shares to 4,000,000 shares, (b) increase limits on the maximum number of shares subject to certain awards, and (c) make other clarifying and technical changes.

The 2019 Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to employees, directors and consultants of the Company and its subsidiaries. The purpose of the 2019 Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The 2019 Plan is administered by our Compensation Committee, which is referred to therein as the “Committee”.

The number of common shares that may currently be issued under the 2019 Plan is 4,000,000.

Shares issuable under the 2019 Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the 2019 Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the 2019 Plan. The number of common shares issuable under the 2019 Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction. In each case, the Compensation Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 2019 Plan. No award granted under the 2019 Plan may be transferred, except by will, or the laws of descent and distribution.

No awards may be granted under the 2019 Plan on or after the tenth anniversary of the effective date of the 2019 Plan.

Retirement Benefits

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to profit or loss represents contributions payable by the Company to the funds.

SECURITIES OWNERSHIP

The following table sets forth certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes our common shares issuable pursuant to the exercise of stock options, warrants, or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of October 20, 2023. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer. With the exception of Mr. Pratt, none of the shareholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 12,048,173 common shares outstanding as of October 20, 2023.

	Amount of Beneficial Ownership(1)
Name of Beneficial Owner(2)	Common shares	Percentage
Jianbo Zhang, CEO(3)(4)	7,454,916	60.68%
Zhenyu Wu, CFO(5)	981,900	8.02%
Yunxia Xu, COO & CMO(6)	323,000	2.68%
Jing Li, CDO(7)	86,500	*
Bo Yu, CPO(8)	90,000	*
Craig Wilson(9)	30,966	*
G. Michael Pratt(10)	28,400	*
Xiaojun Cui (11)	--	*
All directors and executive officers as a group (8 persons)(12)	3,835,982	30.74%

5% or greater beneficial owners as a group
Wonderland Holdings International Limited(3)	5,159,700	42.83%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o EpicQuest Education Group International Limited, 1209 N. University Blvd. Middletown.

(3)	A BVI incorporated entity with the mailing address of c/o No. 36, Daxing Hutong, Fongcheng District, Beijing City, PRC. As Jianbo Zhang is the sole shareholder and director of the entity, he is deemed the beneficial owner of the Company’s securities held by Wonderland Holdings.

(4)	Consists of 2,057,716 common shares directly held by Jianbo Zhang, 237,500 common shares underlying stock options exercisable within 60 days of October 20, 2023, and 5,159,700 common shares directly held by Wonderland Holdings International of which Mr. Zhang is deemed to be the beneficial owner.

(5)	Consists of 786,900 common shares directly held by Zhenyu Wu and 195,000 common shares underlying stock options exercisable within 60 days of October 20, 2023.

(6)	Consists of 323,000 common shares directly held by Yunxia Xu.

(7)	Consists of 86,500 common shares directly held by Jing Li.

(8)	Consists of 90,000 common shares directly held by Bo Yu.

(9)	Consists of 30,966 common shares directly held by Craig Wilson.

(10)	Consists of 28,400 common shares directly held by G. Michael Pratt.

(10)	Xiaojun Cui does not currently own any common shares of the Company.

(11)	Does not include 5,159,700 common shares held by Wonderland Holdings International Limited described in footnote 3.

RELATED PARTY TRANSACTIONS

The following is a description of transactions since inception, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related Party Balances — The Company had outstanding related party balances of $140,000 as of September 30, 2022 and 2021 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The due to related party balance is unsecured, non-interest bearing and due on demand.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board of Directors with its oversight responsibilities regarding the Company’s financial reporting process. The Company’s management is responsible for the preparation, presentation and integrity of the Company’s financial statements and the reporting process, including the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures. ZH CPA, LLC, the Company’s independent registered public accounting firm, is responsible for performing an audit of the Company’s financial statements.

We have reviewed and discussed with management and ZH CPA, LLC the Company’s audited financial statements. We discussed with ZH CPA, LLC the overall scope and plans of their audit. We met with ZH CPA, LLC, with and without management present, to discuss the results of its examinations, its evaluation of the Company’s internal controls, and the overall quality of the Company’s financial reporting.

With regard to the fiscal year ended September 30, 2022, the Audit Committee (i) reviewed and discussed with management the Company’s audited financial statements as of September 30, 2022, and for the year then ended; (ii) discussed with ZH CPA, LLC the matters required by Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission; (iii) received the written disclosures and the letter from ZH CPA, LLC required by applicable requirements of the PCAOB regarding ZH CPA, LLC’s communications with the Audit Committee regarding independence; and (iv) discussed with ZH CPA, LLC their independence.

Based on the review and discussions described above, the Audit Committee recommended to the Company’s Board of Directors that the Company’s audited financial statements be included in the Company's Annual Report on Form 20-F for the fiscal year ended September 30, 2022, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Craig Wilson, Chairman G. Michael Pratt

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has selected ZH CPA, LLC to serve as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2023. We are asking our shareholders to ratify the selection of ZH CPA, LLC as our independent registered public accounting firm. In the event our shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

We have been advised by ZH CPA, LLC that neither the firm nor any of its associates had any relationship during the last fiscal year with our company other than the usual relationship that exists between independent registered public accountant firms and their clients. Representatives of ZH CPA, LLC are not expected to attend the Annual Meeting in person and therefore are not expected to be available to respond to any questions. As a result, representatives of ZH CPA, LLC will not make a statement at the Annual Meeting.

Principal Accountant Fees and Services

The following table represents the aggregate fees paid by us for services rendered by ZH CPA, LLC for the periods indicated:

	September 30, 2022 ($)	September 30, 2021 ($)
Audit Fees	240,000	160,000
Audit Related Fees	55,000	30,000
Tax Fees	-	-
All Other Fees	20,000	30,000
Total Fees	315,000	220,000

Types of Fees:

Audit Fees. ZH CPA, LLC audit fees for 2022 and 2021 consisted of fees in relation to the audit of our financial statements for the year ended September 30, 2022 and 2021.

Audit Related Fees. Audit related fees were for the review of interim financial statements.

Tax Fees. There were no tax fees.

All Other Fees. Other fees related to due diligence work performed on the Company’s potential acquisition target, which was pre-approved by the Company’s Audit Committee.

Pre-Approval of Services

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by ZH CPA, LLC, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting, and are voted in person or by proxy. Our Board unanimously recommends a vote “FOR” the approval of this proposal to ratify the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023.

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, EpicQuest Education Group International Limited, 1209 N. University Blvd, Middletown, OH 45042. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

October 27, 2023	By Order of the Board of Directors

/s/ Jianbo Zhang
Jianbo Zhang, Chairman and Chief Executive Officer